UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                         For the month of OCTOBER, 2008.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
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                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: October 31, 2008                     /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO


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                              IMA EXPLORATION INC.
                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

           TSX Venture Exchange: IMR    American Stock Exchange: IMR
                 Frankfurt Stock Exchanges: IMT (WKN884971)

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                         NEWS RELEASE - OCTOBER 31, 2008

                         IMA FILES EARLY WARNING REPORT

IMA EXPLORATION INC. (IMR-AMEX, IMR-TSX.V) ("IMA") announced that on October 29, 2008, it has acquired 5,583,333 units (the "Units") of Blue Sky Uranium Corp. (TSX-V: BSK) (the "Company"), which constitutes approximately 15% of the issued and outstanding common shares of the Company. Each Unit consists of one common share (a "Share") and one common share purchase warrant (a "Warrant") and each Warrant will entitle IMA to purchase one additional Share of the Company for a period of 2 years from the date of closing at an exercise price of $0.18 per Share during the first year and $0.20 per Share during the second year. IMA now has ownership and control over a total of 8,333,333 Shares of the Company which represents approximately 22% of the issued and outstanding Shares of the Company. Assuming the exercise of Warrants held by the IMA, IMA will own approximately 36% of the partially diluted Shares of the Company.

The Units were acquired pursuant to a private placement at $0.12 per Unit for an aggregate price of $699,999. The Units were acquired to effect a change of control in the Company. IMA may increase or decrease its ownership of the Company's securities depending on future economic or market conditions and has the right to maintain its percentage interest through proportionate investments in future financings. IMA is relying on the accredited investors' exemption pursuant to section 2.3 of National Instrument 45-106 for the purchase of the Units.

A copy of the Early Warning Report has been filed with applicable securities commissions and can be found at www.sedar.com

ON BEHALF OF THE BOARD

/s/ Joseph Grosso
__________________________________
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Keir Reynolds, Manager, Corporate Communications, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.
                                                                            2008


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